EXPERT CONSENT

March 31, 2008

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street,
Vancouver, B.C.
V6C 2V6

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:            Rubicon Minerals Corporation (the “Company”)

This letter is being filed as the consent of Terry Burseyto being named in Annual Information Form of the “Company” dated March 31, 2008 and to the inclusion by reference to the report prepared by me entitled “Annual Information Form of Rubicon Minerals Corporation” (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 31, 2008, and any amendment thereto.

Sincerely,

/s/ “Terry Bursey”
Terry Bursey, P. Geo.

Location:  Red Lake, Ontario
Date: March 31, 2008